FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Shields Kenneth A. (Last) (First) (Middle)	**Raymond James Financial (RJF)**	__X__ Director _____ 10% Owner __X__ Officer (give _____ Other (specify title below) below)
	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Day/Year	**President and CEO of RJ Ltd.**
880 Carillon Parkway (Street)		**February 3, 2003**	
	5. If Amendment Date of Original (Month/Day/Year)		7. Individual or Joint/Group Filing (Check Applicable Line)
St. Petersburg FL 33716 (City) (State) (ZIP)			**X** Form filed by One Reporting Person ___ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Raymond James Financial, Inc. (RJF)			Code	V	Amount	(A) or (D)	Price			
RJF Common Stock								**789**	**D**	
RJF Common Stock	1/31/2003		M		1,870	A	$ -	3,870	I	**Registered Retirement Plan (RRSP, CA)**
RJF Common Stock	1/31/2003		M		212	A	$ -	212	I	**Spouse Registered Retirement Plan**

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

SEC 1474 (7-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

FORM 4 (continued)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3.A Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of deriv-Month (Instr. 4)	10. Ownership Form of Security: Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
RJF Class E Exchangeable Shares	$ -	1/31/2003		M			1,870						-		
RJF Class E Exchangeable Shares	$ -	1/31/2003		M			212						-		
RJF Class D Exchangeable Shares								1/2001	1/2011	Common Stock	36,533	-	36,533	D	
RJF Class E Exchangeable Shares								1/2003	1/2011	Common Stock	15,657	-	15,657	D	
RJF Class D Exchangeable Shares								1/2001	1/2011	Common Stock	1,589	-	1,589	I	Spouse
RJF Class E Exchangeable Shares								1/2003	1/2011	Common Stock	2,884	-	2,884	I	Spouse
Employee Stock Option (Right to buy)								12/2003	1/2006	Common Stock	42,000	$ 34.88		D	
Employee Stock Option (Right to buy)								12/2004	1/2006	Common Stock	14,000	$ 34.88		D	
Employee Stock Option (Right to buy)								12/2005	1/2006	Common Stock	14,000	$ 34.88		D	
Employee Stock Option (Right to buy)								11/28/04-11/28/06	1/28/2007	Common Stock	10,000	$ 32.00	80,000	D	

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations,
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ KENNETH A. SHEILDS　　　　　2/3/2003
**Signature of Reporting Person　　　　　Date

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